Mail Stop 4561

July 8, 2008

Jeffrey L. Garon, President and CEO
Etelos, Inc.
1900 O'Farrell St., Suite 320
San Mateo, CA 94403

> **Re: Etelos, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 17, 2008**
> **File No. 333-150746**

Dear Mr. Garon:

We have reviewed your revised registration statement and response letter, and have the following comments:

General

1. Your registration statement covers the resale by a limited number of selling shareholders of a large number of shares relative to the number of shares owned by non-affiliates. Your offering appears to be an indirect primary offering of equity securities by or on behalf of the registrant. Because you do not qualify to conduct a primary offering "at the market" under Rule 415(a)(4) of Regulation C, please revise the terms of your offering so that it is within paragraph (a)(1)(i) of Rule 415. Alternatively, revise to name the selling shareholders as underwriters, provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering, and confirm that resales will be made on a prompt and continuous basis. If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

Selling Stockholders

Relationships with Selling Shareholders, page 25

2. We refer to prior comments 6 and 9 from our letter of June 3, 2008, relating to prior securities transactions or other arrangements between the company and the selling shareholders or their affiliates. In this regard, we note that you disclose that the registrant engaged in transactions with the selling shareholders in March 2005, November 2005, and February 2006, but you do not provide any additional information with respect to these transactions. Please provide the information

requested by prior comments 6 and 9, or tell us why doing so would not be informative to investors. We note in this regard the following disclosure on page 25: "All outstanding shares of common stock of Tripath Technology, Inc., were eliminated in a Chapter 11 Bankruptcy Proceeding in the United States Bankruptcy Court for the Northern District of California…." Please explain more specifically when and how the bankruptcy proceeding affected the securities holdings and rights of the selling shareholders with respect to securities acquired in the transactions that took place in March 2005, November 2005, and February 2006.

3. We note your statement on the top of page 25 that, to your knowledge, none of the selling stockholders is a registered broker-dealer or an affiliate of a broker-dealer. It is inappropriate to qualify this representation by the knowledge of the company. Accordingly, please state in an unqualified manner whether any of the selling stockholders is a registered broker-dealer or an affiliate thereof.

Management's Discussion and Analysis

Recent Financings, page 45

4. Please revise the table on the top of page 45 to include interest payments and liquidated damages paid and payable by the company in connection with the convertible note transactions, as requested in comment 2 from our letter of June 3, 2008; and adjust the "Net proceeds" entries in the table accordingly. With respect to interest payments, we note that your filing already contains separate tables setting forth the principal and interest payments the company is required to make in connection with the unregistered issuance; however, the interest payments should also be included in the table on the top of page 45, so that they are taken into account in the dollar amounts set forth as "Net proceeds" for each of the transactions at issue.

5. We note the following statements on page 47 with respect to repayment of the convertible debentures issued in January and April 2008:

- "With respect to our January and April debentures, we have the option of making payments through cash or shares of our common stock, provided that we have met certain equity conditions, including having an effective registration statement that covers the resale of the shares of common stock," and

- "If we are unable to pay the principal and interest in cash, we will make the payments in our common stock pursuant to the terms of the agreements."

These statements suggest that having a resale registration statement in effect is the only significant condition that must be met in order for the company to have the option to make payments through shares. It appears from the form debentures for the January 2008 and April 2008 financings, however, that among the other equity conditions required to be met in order for the company to have the option of making principal and interest payments through shares is that the daily dollar trading volume for the company's common stock must have exceeded $250,000 per day for 20 consecutive trading days prior to the applicable interest payment date. It appears further from the website for the OTC bulletin board at www.otcbb.com that the trading volume for the company's common stock has been less than $100,000 per day each day beginning May 1, 2008, through the present. Please advise how you believe the company will meet the trading volume requirement in the future, or revise your filing to remove the suggestion that if the company has a resale registration statement in effect, it will have the option of making payments through shares. In addition, briefly discuss any other conditions to making payments in kind that may prove difficult to achieve, such as the trading volume requirement referenced above.

6. In addition, please revise your disclosure in this section to address the repercussions to the company and its shareholders in the event that you are unable to make all payments, whether in cash or stock, on the convertible notes issued in September 2007 and the convertible debentures issued in January 2008 and April 2008.

***

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact Jay Ingram at (202) 551-3397. You may also contact me at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (619) 744-2201
        James A. Mercer III, Esq.
        Duane Morris LLP